UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

Mallinckrodt public limited company

(Exact name of registrant as specified in its charter)

Ireland	001-35803	98-1088325
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Damastown, Mulhuddart

Dublin 15, Ireland

(Address of principal executive offices)

+353 (1) 880-8180

(Registrant’s telephone number, including area code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:  ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Share Purchase Rights	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Each Class)

Item 1.	Description of Securities To Be Registered.

On June 28, 2013, the Board of Directors (the “Board”) of Mallinckrodt plc, an Irish public limited company (the “Company”), authorized the issuance of one preferred share purchase right (a “Right”) for each outstanding ordinary share, par value $0.20 per share, of the Company (the “ordinary shares”) and the Company entered into the Rights Agreement with Computershare Trust Company, N.A., as the Rights Agent, dated as of June 28, 2013 (the “Rights Agreement”). The Rights will be issued on July 9, 2013 to the shareholders of record on July 9, 2013.

The Board has adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group which acquires 10% or more of the outstanding ordinary shares of the Company without the prior approval of the Board. The Rights Agreement should not interfere with any merger or other business combination approved by the Board.

A summary of the terms of the Rights Agreement follows. This description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed as Exhibit 4.1 to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company.

The Rights. The Rights will initially trade with, and will be inseparable from, the ordinary shares. The Rights are evidenced only by book-entry credits that represent ordinary shares. New Rights will accompany any new ordinary shares the Company issues after July 9, 2013 until the earlier of the Distribution Date described below and any redemption or expiration of the Rights.

Exercise Price. Each Right will allow its holder to purchase from the Company one one-hundredth of a Series A Junior Participating Preferred Share (a “Preferred Share”) for $400.00 (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend, voting, and liquidation rights as would one ordinary share. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until ten (10) days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% or more of the outstanding ordinary shares.

Certain synthetic interests in securities created by derivative positions—whether or not such interests are considered to be ownership of the underlying ordinary shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934—are treated as beneficial ownership of the number of the Company’s ordinary shares equivalent to the economic exposure created by the derivative position, to the extent actual ordinary shares of the Company are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Plan are excepted from such imputed beneficial ownership.

The date when the Rights become exercisable is the “Distribution Date.” Until that date, any transfer of ordinary shares will constitute a transfer of Rights. After that date, the Rights will separate from the ordinary shares and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of ordinary shares. Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

•

Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $400.00, purchase ordinary shares of the Company with a market value of $800.00, based on the market price of the ordinary shares prior to such acquisition.

•

Flip Over. If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $400.00, purchase shares of the acquiring company with a market value of $800.00, based on the market price of the acquiring company’s stock prior to such transaction.

•

Notional Shares. Shares held by affiliates and associates of an Acquiring Person, and Notional Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Preferred Share Provisions.

Each one one-hundredth of a Preferred Share, if issued:

•	will not be redeemable.

•	will entitle its holder to quarterly dividend payments of $0.01, or an amount equal to the dividend paid on one ordinary share, whichever is greater.

•	will entitle its holder upon liquidation either to receive $1.00 or an amount equal to the payment made on one ordinary share, whichever is greater.

•	will have the same voting power as one ordinary share.

•

if ordinary shares of the Company are exchanged via merger, consolidation, scheme of arrangement or a similar transaction, will entitle holders to a per share payment equal to the payment made on one ordinary share.

The value of one one-hundredth interest in a Preferred Share should approximate the value of one ordinary share.

Expiration. The Rights will expire on June 28, 2014.

Redemption. The Board may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividends of its ordinary shares.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding ordinary shares of the Company, the Board may extinguish the Rights by exchanging one ordinary share or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. The Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or ordinary shares. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

The Rights Agreement is filed as Exhibit 4.1 to this Registration Statement on Form 8-A and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Exhibits.

4.1	Rights Agreement, dated as of June 28, 2013, between Mallinckrodt plc and Computershare Trust Company, N.A., which includes the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. (Incorporated by reference to Exhibit 4.1 to Mallinckrodt plc’s Current Report on Form 8-K filed on July 1, 2013)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: July 1, 2013
MALLINCKRODT PUBLIC LIMITED COMPANY

	By:	/s/ Peter G. Edwards
Name: Peter G. Edwards
Title: Senior Vice President and General Counsel

EXHIBIT LIST

4.1	Rights Agreement, dated as of June 28, 2013, between Mallinckrodt plc and Computershare Trust Company, N.A., which includes the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. (Incorporated by reference to Exhibit 4.1 to Mallinckrodt plc’s Current Report on Form 8-K filed on July 1, 2013)